August 2, 2011

Tia Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and

Health Care Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington D.C. 20549-4631

Re:          Fibria Celulose S.A.
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed April 1, 2011
File No. 001-15018

Dear Ms. Jenkins:

We acknowledge receipt of the letter from the Staff of the Securities and Exchange Commission, dated July 20, 2011, regarding our annual report on Form 20-F for the fiscal year ended December 31, 2010 (the “Annual Report”).  For your convenience, we have included the Staff’s comments below and have keyed our responses accordingly.

As noted below in our responses, we have supplied the requested clarification or agreed to change or supplement the disclosures in our filings, as the case may be.  Our agreement to change or supplement the disclosures in our filings is undertaken to cooperate fully with the Staff  and to enhance the overall disclosure in our filings, and not because we believe our prior filing is materially deficient or inaccurate.  Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

Notes to the Consolidated Financial Statements, page F-14

3              First-time Adoption of IFRS, page F-29

1.             Please tell us how the transition from previous GAAP to IFRS affected your statement of cash flows. Please disclose any material adjustments. Refer to paragraph 25 of IFRS 1.

Response:  As defined in Note 2.1, the Company’s prior GAAP is the BR GAAP. Under BR GAAP (“Prior GAAP”) Fibria Celulose S.A. presented its statement of cash flows for the year ended December 31, 2009 in which: (a) the definition of cash and cash equivalents is the same as that used in the first IFRS financial statements, and (b) the criteria used in the presentation of the cash flows to present the cash inflows and outflows between operating (under the indirect method), financing and investing activities is the same as that used in the first IFRS financial statements.

While the amount of net income under Prior GAAP and IFRS differs to the extent shown in the reconciliation presented in Note 3.2.2, such differences did not affect the total amount of cash flows provided by operating activities, of net cash flows used in investment activities and the cash flow generated from financing activities or the effect of exchange rate changes on cash and cash equivalents.

The transition from BR GAAP to IFRS, therefore, did not affect the statement of cash flow.

3.1.1       Application of IFRS 1, page F-29

2.             We note your disclosure that your financial statements are prepared and are being presented in accordance with International Financial Reporting Standard (IFRS) as issued by the IASB. However, you have not provided an explicit and unreserved statement of compliance with IFRS in your first annual IFRS financial statements as required by paragraph 3 of IFRS 1. Please revise or explain to us why such disclosure is not required.

Response: The financial statements filed with the Annual Report on Form 20-F for the year ended December 31, 2010 are the first annual IFRS financial statements.

We respectfully note to the Staff that the notes to the financial statements provide the disclosures required by paragraph 3 of IFRS 1 in the paragraphs presented below (underline added for purposes of this response) and that an unreserved and explicit of statement of compliance with IFRS has been made in the sections of the disclosures presented in bold (bold added for purposes of this response):

Note 2.1 — Presentation of financial statements - “The consolidated financial statements have been prepared and are being presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), being the first financial statements presented in accordance with IFRS prepared by the Company. The main differences between the accounting practices previously adopted in Brazil (the “prior BR GAAP”) and United States of America and the IFRS, including the reconciliation of shareholders’ equity and net income, are described in Note 3.

The consolidated financial statements as at and for the year ended December 31, 2009 have been represented in accordance with IFRS which came into effect for 2010 and differ from the financial statements which were as originally presented under the prior BR GAAP.”

Note 3.1.1 — Application of IFRS 1: “The new accounting practices contained in CPC 15 through CPC 41 and CPC 43 were initially adopted by the Company in the financial year which commenced on January 1, 2010. The transition date adopted by the Company was January 1, 2009, the date on which the opening balance sheets were prepared under the new accounting practices. The full complement of CPC standards issued by the CPC is consistent with the IFRS as issued by the IASB.

In order to provide enhanced clarity with respect to this matter the Company commits to present in future filings (including the financial statements to be filed in the Annual Report on Form 20-F for the year ended December 31, 2011) the following disclosure:

These consolidated financial statements have been prepared and are being presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The first IFRS financial statements were the financial statement as of and for the year ended December 31, 2010 which were prepared in accordance with IFRS as issued by the IASB.

3.2           Summary of the changes in accounting standards and of the effects on the results of operations and shareholders’ equity — reconciliation of prior BR GAAP and IFRS, page F-30

(a)            IFRS 3R — “Business Combination,” page F-30

3.             We note you recorded R$ 1,618,824 as “other reserves” in the shareholders’ equity. Please explain to us the nature of transactions with the non-controlling shareholders and how the amount was determined.

Response: As described in Note 1.(a) — Acquisition of Aracruz Shares to the financial statements, the acquisition of shares of Aracruz was made in several steps through which the former shareholders of Aracruz transferred such shares to the Company. As disclosed in Note 1.(a) the acquisition of control of Aracruz by Fibria was consummated on January 21, 2009 when the Company acquired shares representing 12.35% of the total interest and 28% of the voting interest of Aracruz. As a result all transactions that resulted in acquisition of additional shares of Aracruz after January 21, 2009 are transactions with non-controlling shareholders. Those transactions that are disclosed in Note 1.(a) are the transactions that resulted in a movement in “other reserves” in shareholders’ equity of R$ 1,618,824 thousand.

For the convenience of the Staff we reproduce below the summary of the transactions related to the acquisition of shares of Aracruz included in Note 1.(a)

In 2001 we acquired a 28% interest in the voting capital and a 12.35% economic interest in Aracruz Celulose S.A. (“Aracruz”), a limited liability company constituted in accordance with the laws of the Federative Republic of Brazil and headquartered in the state of Espírito Santo.

On January 21, 2009 the Company acquired a 12.35% equity interest in the total capital of Aracruz (28% of voting capital or 127,506,457 common shares) upon the purchase of Arapar S.A. (“Arapar”) and São Teófilo Representação e Participações S.A. (“São Teófilo”) for R$ 2,710,000 thousand, payable in six semi-annual fixed installments, with maturities up to July 2011, free of interest and charges. As a result of this transaction, the

Company had 56% voting capital of Aracruz and therefore obtained control on January 21, 2009.

On March 5, 2009, the Company acquired an additional 127,506,457 common shares of Aracruz, representing 28% of its voting capital, for R$ 2,710,000 thousand, payable in six semi-annual fixed installments, with maturities up to July 2011, free of interest and charges.

On May 27, 2009, BNDES Participações S.A. - BNDESPAR, holder of 56,880,857 common shares of Aracruz, subscribed 43,588,699 preferred shares of VCP, utilizing its 12.49% common shares of Aracruz (or 5.51% of its total capital) for a total amount of R$ 828,185 thousand.

On July 1, 2009, a public tender offer with tag along rights of Aracruz common shares (“ARCZ3”) was completed. The tender offer comprised 15,507,357 common shares, and the related sales orders totaled 13,828,307 common shares, equivalent to 89% of the shares offered. The total purchase price of R$ 236,633 thousand is payable in six semi-annual fixed installments maturing up to July 2011, free of interest and charges.

On July 17, 2009, the shareholders of both VCP and Aracruz approved an exchange of one preferred share of Aracruz for 0.1347 of VCP’s common share. This exchange ratio had been previously examined and approved by the respective companies’ financial advisors and independent special committees of the companies established specifically for this task.

On August 24, 2009, the Extraordinary General Meeting of VCP and Aracruz approved the merger of the entire Aracruz capital stock by VCP, under the terms and conditions approved by the related Boards of Directors. The Extraordinary General Meeting ratified the acquisition of the control of Aracruz, pursuant to Article 256 of the Brazilian Corporate Law. Consequently, the last day in which Aracruz’s shares were traded on BM&FBOVESPA and on NYSE was November 17, 2009. The Aracruz’s shares originally held in custody for Aracruz’s ADS were exchanged for the Company’s common share.

a.             Determination of the amount of R$ 1,618,824 thousand

As required by IFRS 3, on the date of acquisition of control (January 21, 2009) upon obtaining control, the assets and liabilities of Aracruz began to be consolidated and:

•               assets acquired and liabilities assumed of Aracruz were recorded as of such date at their estimated fair value (R$ 5,311,110 thousand);

•               the non-controlling interest in Aracruz was measured at its fair value (R$ 2,078,506 thousand),

•               the related tax effects were recognized (deferred tax liability of R$ 1,293,269 thousand), and

•              the resulting amount of goodwill was recognized (R$ 4,230,450 thousand)

The amount of R$ 2,078,506 thousand was recognized upon acquisition of control on January 21, 2009 as the initial carrying amount of the non-controlling interest in Aracruz in equity.

Each of the transactions subsequent to January 21, 2009 (on March 5, May 27, July 1, July 17 and August 24) resulted in change in ownership in Aracruz by the Company that did not result in a change of control and, as such, are accounted for as equity transactions and any difference between: (a) the consideration given to acquire the additional interests (R$ 2,365,514 thousand) against the sum of (b) the change in the amount of non-controlling interests (R$ 2,720,498 thousand) and (c) the related deferred tax effect reduction on taxable temporary differences recognized on date of acquisition of control as result of additional purchases of interest (R$ 1,263,840 thousand)  have been recognized in equity and attributed to the shareholders of the Company.

3.3           Summary of the changes in accounting standards and of the effects on the results of operations and shareholders’ equity — reconciliation of US GAAP and IFRS, page F-32

4.             We note your reconciliation of shareholders’ equity (page F-33) and reconciliation of net income (page F-34) as originally presented under US GAAP are stated in Brazilian reais. However, we note that your prior year’s Form 20-F presented your financial statements in US dollars. To enhance the reader’s understanding, please revise to reconcile the actual amounts that were presented under US GAAP for shareholders’ equity and net income as originally presented in prior year’s Form 20-F.

Response:  As noted by the Staff, the IFRS financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2010 are presented in Brazilian reais including the reconciliation of net equity (December 31, 2009 and January 1, 2009) and net income (Year ended December 31, 2009) between US GAAP and IFRS presented in Note 3.3.1 and 3.3.2. The financial statements in the Annual Report on Form 20-F for the year ended December 31, 2009 have been presented in U.S. dollars.

The amounts under US GAAP of net equity as of December 31, 2009 and January 1, 2009 presented in Note 3.3.1 have been translated from the amounts in U.S. dollars presented in the prior year’s 20-F by using the exchange rate between U.S. dollars and Brazilian reais as of December 31, 2009 and January 1, 2009, respectively. The amounts under US GAAP of net income presented in Note 3.3.2 have been translated from the amounts in U.S. dollars by using monthly average rates.

In order to enhance the reader’s understanding the Company commits to present in  the financial statements to be filed in the Annual Report on Form 20-F for the year ended December 31, 2011 bridging reconciliation currently included in Note 3.3.1 and Note 3.3.2 modified to include the actual amounts presented in U.S dollars in the 20-F for fiscal year 2009 and how those amounts were translated into Brazilian reais. The proposed reconciliation is presented below:

	December 31, 2009	January 1, 2009

Shareholders Equity - US GAAP — In thousand of US$	7,855,630	2,525,371

Exchange rate as of December 31, 2009 and January 1, 2009 (US$ 1 = R$)	1,7412	2,337

Shareholders’ equity as originally presented under US GAAP — in thousand of R$	13,678,223	5,901,793

Tax effects on negative goodwill arising from exchange of assets with International Paper - pulp mill in Três Lagoas (IFRS 3R) (Note 3.3(a))	704,909	704,909
Tax effects on remeasurement of the 12.35% equity interest held prior to the acquisition of the controlling equity interest in Aracruz (IAS 12) (Note 3.3(a))	404,386	—
Difference in Ripasa goodwill (IFRS 3R) (Note 3.3(f))	167,760	167,760
Difference in Aracruz goodwill (IFRS 3R) (Note 3.3(f))	—	80,962
Tax effect on impairment provision of the Aracruz goodwill (IFRS 3R) (Note 3.3(a))	—	(108,045)
Difference in non-monetary assets (IAS 21) (Note 3.3(c))	(662,521)	(716,767)
Difference on gain on remeasurement of the 12.35% equity interest held prior to the acquisition of the controlling equity interest in Aracruz (IFRS 3R) (Note 3.3(f))	189,555	—
Difference on the equity interest in Aracruz (Note 3.3(f))	—	(82,955)
Fair value adjustment of biological assets (IAS 41) (Note 3.3(b))	953,010	401,406
Realization upon harvest and use of biological assets (IAS 41) (Note 3.3(b))	(82,063)	—
Tax effect related to fair value of biological assets (IAS 12) (Note 3.3(b))	(291,980)	(131,013)
Other	14,140	(33,662)

Shareholders’ equity as reported under IFRS	15,075,419	6,184,388

December 31, 2009

Net income before non-controlling interest - US GAAP – In thousand of US$	842.873

Monthly average exchange rate for the year (US$ 1 = R$)	1,9991

Net income as originally presented under US GAAP — In thousand of R$	1,684,987

Tax effects on remeasurement of the 12.35% equity interest held prior to the acquisition of the controlling equity interest in Aracruz (IAS 12) (Note 3.3(a))	404,386
Difference in non-monetary assets (IAS 21) (Note 3.3(c))	54,246
Difference on gain on remeasurement of equity interest held prior to the acquisition of controlling equity interest in Aracruz (IFRS 3R) (Note 3.3(f))	189,555
Fair value adjustment of biological assets (IAS 41) (Note 3.3(b))	551,604
Realization upon harvest and use of biological assets (IAS 41) (Note 3.3(b))	(82,063)
Tax effect related to fair value of biological assets (IAS 12) (Note 3.3(b))	(160,967)
Other	(52,278)

Net income as reported under IFRS	2,589,470

*  *  *  *  *

We hereby acknowledge that:

•               the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•               Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•               the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at +55.11.2138.4565 if you have any questions concerning this response letter.

Very truly yours,

Fibria Celulose S.A.

By:	/s/JoãoAdalberto Elek
João Adalberto Elek
CFO and Investors Relations Officer